AINA LE’A, INC.
69-201 Waikoloa Beach Drive, #2617
Waikoloa, Hawaii 96738
(808) 896-2808

May 12, 2015

VIA EDGAR

Erin E. Martin, Senior Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Aina Le’a, Inc.
Registration Statement on Form S-1 Filed May 12, 2015
File No. 333-201722

Dear Ms. Martin:

Aina Le’a, Inc. (the “Company”) requests the withdrawal of the Company’s prior request for acceleration filed on May 12, 2015.

Very truly yours,

AINA LE’A, INC.

By:	/s/ Robert J. Wessels

Robert J. Wessels, Chief Executive Officer